SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                     Old Stone Corporation
                        (Name of Issuer)

              Common Stock, par value $1.00 per share
          Cumulative Voting Convertible Preferred Stock,
              Series B, par value $1.00 per share
                   (Title of class of securities)

                           680293107
                           680293305
                         (CUSIP Number)

William A. Ackman, Manager                With a copy to:
Manticore Properties, LLC                 Morris Orens, Esq.
110 East 42nd Street, 18th Floor          Shereff, Friedman, Hoffman &
New York, New York  10017                 Goodman, LLP
                                          919 Third Avenue
(212) 286-0300                            New York, New York 10022
                                          (212) 758-9500

(Name, address and telephone number of person authorized to
               receive notices and communications)

                        October 12, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 2 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,603,968 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,603,968 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,603,968 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.88%

     14        TYPE OF REPORTING PERSON*
                    OO

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 3 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            297,018 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          297,018 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     297,018 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    28.4%

     14        TYPE OF REPORTING PERSON*

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 4 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            8,563 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,603,968 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          8,563 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,603,968 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,612,531 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.98%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 5 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        297,018 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     297,018 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     297,018 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    28.4%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 6 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            4,454 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,603,968 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          4,454 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,603,968 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,608,422 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.93%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293305                                 Page 7 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            250

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        297,018 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          250
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     297,018 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    297,268 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     28.4%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293107                                 Page 8 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           466,595 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING         466,595 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    466,595 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.60%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                             SCHEDULE 13D

CUSIP No. 680293305                                 Page 9 of 14 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           42,428 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING         42,428 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    42,428 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.05%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                           Page 10 of 14 Pages

                               SCHEDULE 13D

This Amendment No. 6 amends and supplements the Statement on
Schedule 13D, as previously amended (this "Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham, the "Funds"), Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham and Gotham II, and Gotham International Advisors, a Delaware limited liability company ("Gotham Advisors"), relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.


Item 2 is hereby amended and restated in its entirety as follows.

Item 2. Identity and Background

This Statement is being filed by Gotham with respect to shares directly owned by it and indirectly owned by it through the Purchaser, Gotham Partners III, L.P., a New York limited partnership ("Gotham III") with respect to shares owned by it and indirectly owned by it through the Purchaser and Gotham Advisors with respect to shares owned by Gotham International. The Purchaser, Gotham, Gotham III and Gotham Advisors are together the "Reporting Persons".

Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as recently amended (the "Act"). Gotham III was created in connection with Gotham's conversion in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein.

Effective October 1, 1998, Gotham II was dissolved. In connection with its dissolution, Gotham II distributed all of its assets and liabilities to withdrawing limited partners. The withdrawing limited partners who are qualified purchasers, contributed such assets and liabilities to Gotham in return for limited partnership interests therein. A withdrawing limited partner who is not a qualified purchaser, contributed such assets and liabilities to Gotham III in return for a limited partnership interest therein.

Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for it's own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

                                                          Page 11 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The aggregate purchase price of the Shares purchased by Gotham, Gotham III and Gotham International and reported in this Amendment No. 6 was $21,217, $16,705 and $509,578, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham III and Gotham International.


Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

Based on the Company's Post-Effective Amendment No. 1 to the
Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 297,018 Preferred Shares owned by the Purchaser are convertible into 198,012 Common Shares, the 250 Preferred Shares owned by Gotham III are convertible into 167 Common Shares and the 42,428 Preferred Shares owned by Gotham International are convertible into 28,285 Common Shares.

The Purchaser beneficially owns 1,603,968 Common Shares (including the 198,012 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 18.88% of the outstanding Common Shares (which would be outstanding following such conversion) and 297,018 or 28.4% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham III have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

Gotham beneficially owns an aggregate of 1,612,531 or 18.98% of the outstanding Common Shares, of which (i) 8,563 Common Shares are directly owned by Gotham, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham through the Purchaser. Gotham beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham through the Purchaser. Gotham III beneficially owns an aggregate of 1,608,422 or 18.93% of the outstanding Common Shares, of which (i) 4,454 Common Shares are directly owned by Gotham III, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham III through the Purchaser. Gotham III beneficially owns an aggregate of 297,268 or 28.4% of the outstanding Preferred Shares, of which (i) 250 Preferred Shares are directly owned by Gotham III, and (ii) 297,268 Preferred Shares are indirectly owned by Gotham III through the Purchaser.

                                                   Page 12 of 14 Pages

Gotham International owns 466,595 Common Shares (including the
28,285 Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 5.60% of the outstanding Common Shares (which would be outstanding following such conversion) and 42,428 Preferred Shares or 4.05% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of June 30, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1998.

(b) Pursuant to the Investment Management Agreement, Gotham
Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

             c) The tables below set forth information with respect to all transfers and purchases of Shares by Gotham, Gotham II, Gotham III and Gotham International during the last sixty days. In each case, the transactions were effected through open-market purchases, except for the transfers(*) arising from the transactions in Item 2.


Date         Shares of Common         Price per Share
             Stock Purchased

Gotham

10/01/98               24*                 3.1250

Gotham II

10/01/98              (26)*                3.1250

Gotham III

10/01/98                2*                 3.1250


Gotham International

09/29/98           10,000                  3.1875
10/12/98           50,000                  3.0000
10/13/98            5,000                  2.9375


Date         Shares of Preferred         Price per Share
             Stock Purchased

08/24/98            2,250                 14.8125
08/31/98            4,750                 14.7500
09/23/98              500                 14.8125
10/12/98            5,000                 14.8750


 Except as described above, none of the Purchaser, Gotham, Gotham
II, Gotham III, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has affected any transactions in the securities of the Company during the past sixty days.

(d) and (e).   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the following:

None of the Purchaser, Gotham, Gotham II, Gotham III Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profit or leases or the giving or withholding of proxies.

                                                       Page 13 of 14 Pages





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 14, 1998

                                           MANTICORE PROPERTIES, LLC

                                           By: /s/ William A. Ackman
                                           Name:  William A. Ackman
                                           Title:    Manager

                                           GOTHAM PARTNERS, L.P.

                                           By:  Section H Partners, L.P.,
                                                its general partner

                                           By: Karenina Corporation
                                               a general partner of Section H
                                               Partners, L.P.


                                           By: /s/ William A. Ackman
                                           Name: William A. Ackman
                                           Title: President

                                           GOTHAM PARTNERS III, L.P.

                                           By:  Section H Partners, L.P.,
                                                its general partner

                                           By: Karenina Corporation
                                               a general partner of Section H
                                               Partners, L.P.

                                           By: /s/ William A. Ackman
                                           Name:  William A. Ackman
                                           Title: President

                                          GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                                          By:  /s/ William A. Ackman
                                          Name:  William A. Ackman
                                          Title: Senior Managing Member

Exhibit Index

Exhibit No.    Description

Exhibit 1*    Agreement,dated November 14, 1997,
              among Manticore Properties, LLC,
              Gotham Partners, L.P. and
              Gotham Partners II, L.P.

Exhibit 2*    Agreement of Joint Filing

Exhibit 3*    Agreement of Joint Filing

_________________
* Previously filed.